UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of August 2024

Commission File Number 001-41188

ADS-TEC ENERGY PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

10 Earlsfort Terrace

Dublin 2, D02 T380, Ireland

Telephone: +353 1 920 1000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

2023 Promissory Notes

As previously disclosed on the Form 6-K filed on August 25, 2023 with the United States Securities and Exchange Commission (the “SEC”), on August 18, 2023, ads-tec Energy Inc., a Delaware corporation (“Debtor”) and wholly-owned subsidiary of ads-tec Energy PLC (the “Company”) issued secured promissory notes with an aggregate principal amount of $15,000,000 to certain lenders (the “2023 Lenders”), with the promissory notes having a maturity date of July 31, 2024 (the “2023 Promissory Notes”). The 2023 Lenders include entities and individuals affiliated with Lucerne Capital.

The 2023 Promissory Notes bear interest at a rate of 10% per annum. The Debtor can prepay the 2023 Promissory Notes, in whole or in part, on any business day prior to July 31, 2024, after the initial drawdown date, at the election of the Company. On August 26, 2024, the 2023 Promissory Notes were amended and restated (as amended and restated, the “Amended and Restated 2023 Promissory Notes”) to extend the maturity date from July 31, 2024 to August 31, 2025.

The foregoing summary of the 2023 Promissory Notes is qualified in its entirety by reference to the form of Amended and Restated 2023 Promissory Note attached hereto as Exhibit 10.1 and incorporated herein by reference.

2023 Warrants

As previously disclosed on the Form 6-K filed on August 25, 2023 with the SEC, in connection with the Debtor’s entry into the 2023 Promissory Notes, on August 18, 2023, the Company entered into warrant agreements with the 2023 Lenders (the “2023 Warrants”), pursuant to which the 2023 Lenders subscribed to purchase 3,500,001 ordinary shares, nominal value $0.0001 per share (the “Warrant Shares”), of the Company, at a purchase price of $6.20 per Warrant Share. Once the Debtor has drawn down on the 2023 Promissory Notes, regardless of either the amount the Debtor actually draws under the 2023 Promissory Notes or the amount each 2023 Lender actually funds pursuant to their respective 2023 Promissory Notes, each 2023 Lender may exercise its respective 2023 Warrant for such 2023 Lender’s total pro rata amount of Warrant Shares, calculated by multiplying the quotient of such 2023 Lender’s respective commitment amount over the aggregate commitment amount by the total number of Warrant Shares.

On August 26, 2024, the 2023 Warrants were amended and restated, pursuant to which the exercise period was extended from 5:00 p.m. Eastern Time on August 26, 2024 until 5:00 p.m., Eastern Time, on August 26, 2026. In addition, as partial consideration for the 2024 Promissory Notes (as defined below) described further below, certain of the 2023 Lenders received warrants to purchase an additional 500,000 ordinary shares of the Company, which warrants have the same terms as the 2023 Warrants.

The foregoing summary of the 2023 Warrants is qualified in its entirety by reference to the form of 2023 Warrant attached hereto as Exhibit 10.2 and incorporated herein by reference.

2024 Promissory Notes

On August 26, 2024, Debtor issued secured promissory notes with an aggregate principal amount of $15,000,000 to certain lenders (the “2024 Lenders”), with the promissory notes having a maturity date of August 31, 2025 (the “Lucerne 2024 Promissory Notes”). The 2024 Lenders include entities affiliated with Lucerne Capital.

On August 26, 2024, the German Sub issued a secured promissory note with a principal amount of $3,000,000 to ads-tec Holding GmbH, an affiliate of the German Sub (the “2024 Secured Party”), with the promissory note having a maturity date of August 31, 2024 (the “Intercompany 2024 Promissory Note” and together with the Lucerne 2024 Promissory Notes, the “2024 Promissory Notes”).

The 2024 Promissory Notes bear interest at a rate of 10% per annum. The Debtor or the German Sub, as applicable, can prepay the 2024 Promissory Notes, in whole or in part, on any business day prior to August 31, 2025, after the initial drawdown date, at the election of the Company.

The foregoing summaries of the Lucerne 2024 Promissory Notes and the Intercompany 2024 Promissory Note are qualified in their entirety by references to the form of Lucerne 2024 Promissory Notes and the form of Intercompany 2024 Promissory Note attached hereto as Exhibits 10.3 and 10.4, respectively, and are incorporated herein by reference.

2024 Warrants

In connection with the Debtor’s entry into the 2024 Promissory Notes, on August 26, 2024, the Company entered into new warrant agreements with the 2024 Lenders (the “2024 Warrants”), pursuant to which the 2024 Lenders subscribed to purchase 4,800,002 duly authorized, fully paid, and nonassessable ordinary shares, nominal value $0.0001 per share (the “2024 Warrant Shares”) of the Company, at a purchase price of $6.20 per Warrant Share. Each Warrant is exercisable, in whole or in part, from August 26, 2025 until 5:00 p.m., Eastern Time, on August 26, 2026. Once the Debtor has drawn down on the 2024 Promissory Notes, regardless of either the amount the Debtor actually draws under the 2024 Promissory Notes or the amount each 2024 Lender actually funds pursuant to their respective 2024 Promissory Notes, each 2024 Lender may exercise its respective 2024 Warrant for such 2024 Lender’s total pro rata amount of 2024 Warrant Shares, calculated by multiplying the quotient of such 2024 Lender’s respective commitment amount over the aggregate commitment amount by the total number of 2024 Warrant Shares.

The foregoing summary of the 2024 Warrants is qualified in its entirety by reference to the form of 2024 Warrant attached hereto as Exhibit 10.5 and incorporated herein by reference.

Amended German Guarantee Agreement

As previously disclosed on the Form 6-K filed on August 25, 2023 with the SEC, in connection with the Debtor’s entry into the 2023 Promissory Notes, on August 18, 2023, ads-tec Energy GmbH, an entity formed under the laws of Germany and wholly owned subsidiary of the Company (“German Sub”), entered into a guarantee agreement with the 2023 Lenders (the “German Guarantee Agreement”). Pursuant to the German Guarantee Agreement, the German Sub agreed to provide guarantees for the Debtor’s obligations, including all monies, obligations and liabilities thereafter due, owing or incurred by the Debtor to the 2023 Lenders under the 2023 Promissory Notes, including interest (including interest capitalized or rolled up and default interest) at such rates and upon such terms as may from time to time be payable by the Debtor to the 2023 Lenders.

On August 26, 2024, in connection with (i) the amendments to the 2023 Promissory Notes and 2023 Warrants and (ii) the issuance of the 2024 Promissory Notes and the 2024 Warrants (collectively, the “Transactions”), the German Guarantee Agreement was amended to guarantee the Debtor’s obligations under the 2024 Promissory Notes (such amendment, the “German Guarantee Amendment”).

The foregoing summary of the German Guarantee Amendment is qualified in its entirety by reference to the German Guarantee Amendment, which is attached hereto as Exhibit 10.6, and incorporated herein by reference.

Amended Security Agreement

As previously disclosed on Form 6-K filed on August 25, 2023 with the SEC, in connection with the 2023 Promissory Notes, on August 18, 2023, the Debtor entered into a security agreement with The Lucerne Capital Master Fund, L.P. (the “Secured Party”), as secured party for the 2023 Lenders (the “Security Agreement”). Pursuant to the Security Agreement, Debtor assigned and granted to the Secured Party, for the benefit of the 2023 Lenders, a security interest in all of its right, title and interest in and to all of the personal property of Debtor as collateral security for the prompt payment in full when due (whether at stated maturity, by acceleration or otherwise) of all obligations and liabilities of Debtor arising out of or in connection with the 2023 Promissory Notes.

On August 26, 2024, in connection with the Transactions, the Security Agreement was amended to include the Lucerne 2024 Promissory Notes (such amendment, the “Security Agreement Amendment”).

The foregoing summary of the Security Agreement Amendment is qualified in its entirety by reference to the Security Agreement Amendment, which is attached hereto as Exhibit 10.7 and incorporated herein by reference.

2024 Guarantee Agreement

In connection with the Transactions, on August 26, 2024, the Company entered into a guarantee agreement with the 2024 Lenders (the “2024 Guarantee Agreement”). Pursuant to the 2024 Guarantee Agreement, the Company agreed to provide guarantees for the Debtor’s obligations, including all monies, obligations and liabilities thereafter due, owing or incurred by the Debtor to the 2024 Lenders under the 2024 Promissory Notes, including interest (including interest capitalized or rolled up and default interest) at such rates and upon such terms as may from time to time be payable by the Debtor to the 2024 Lenders. Additionally, pursuant to the 2024 Guarantee Agreement, the Company agreed to liability as the sole and primary guarantor for the Debtor’s obligations.

The foregoing summary of the 2024 Guarantee Agreement is qualified in its entirety by reference to the 2024 Guarantee Agreement, which is attached hereto as Exhibit 10.8, and incorporated herein by reference.

2024 Security Agreement

In connection with the Transactions, on August 26, 2024, the German Sub entered into a security agreement with 2024 Secured Party, as secured party (the “2024 Security Agreement”). Pursuant to the 2024 Security Agreement, the German Sub assigned and granted to the 2024 Secured Party a security interest in all of its right, title and interest in and to all of the personal property of the German Sub as collateral security for the prompt payment in full when due (whether at stated maturity, by acceleration or otherwise) of all obligations and liabilities of German Sub arising out of or in connection with the 2024 Promissory Notes.

The foregoing summary of the 2024 Security Agreement is qualified in its entirety by reference to the 2024 Security Agreement, which is attached hereto as Exhibit 10.9 and incorporated herein by reference.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Form 6-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “hope,” “predict,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include the Company’s expectations with respect to future performance and involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s control and are difficult to predict. Factors that may cause such differences include but are not limited to risks and uncertainties incorporated by reference under “Risk Factors” in the Company’s Form 20-F (SEC File No. 001-41188) filed with the SEC on April 30, 2024 and in the Company’s other filings with the SEC. The Company cautions that the foregoing list of factors is not exclusive. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

Exhibit List

Exhibit No.	Description
10.1	Form of Amended and Restated 2023 Promissory Note, dated August 26, 2024, by and between the Debtor and the 2023 Lenders.
10.2	Form of Amended and Restated 2023 Warrant, dated August 26, 2024, by and between the Company and the 2023 Lenders.
10.3	Form of 2024 Promissory Note, dated August 26, 2024, by and between the Debtor and the 2024 Lenders.
10.4	Form of Intercompany 2024 Promissory Note, dated August 26, 2024, by and Between Debtor and the 2024 Secured Party.
10.5	Form of 2024 Warrant, dated August 26, 2024, by and between the Company and the 2024 Lenders.
10.6	Amended German Guarantee Agreement, dated August 26, 2024, by and between the Company and the 2023 Lenders.
10.7	Amended Security Agreement, dated August 26, 2024, by and between the Debtor and the Secured Party.
10.8	Guarantee Agreement, Dated August 26, 2024, by and between the Company and the 2024 Lenders.
10.9	2024 Security Agreement, dated August 26, 2024, by and between the German Sub and the 2024 Secured Party.

This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F 3 (Reg. No. 333-276788), Post Effective Amendment No. 1 to Form F-1 on Form F-3 Registration Statement (Reg. No. 333-262281), and the Registration Statement on Form S-8 (Reg No. 333-263153).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 30, 2024	ads-tec Energy PLC

	By:	/s/ Wolfgang Breme
	Name:	Wolfgang Breme
	Title:	Chief Financial Officer

4